EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report

Further to the Company’s immediate report of July 6, 2016 regarding the publication of a report of the advisory committee on regulation of the broadcasting market (“Advisory Committee” and the “Report”) and the Advisory Committee’s primary recommendations in the Report, and further to the description in the update to the chapter containing a description of the Company’s business affairs in its September 2016 statement, the Company provides notification that a notice was received from the subsidiary, D.B.S. Satellite Services (1998) Ltd. (“Yes”) concerning a decision reached by the deputy communications minister on March 6, 2017 (which was received by Yes and the Company on March 7, 2017) adopting most of the recommendations of the Advisory Committee. The decision stated that a number of issues, including regulation of must-sell and competition requirements in the content sector, market-power based regulation and the basic package and the core package included in the Report, were still in the process of being heard by a dedicated professional team.

According to the minister’s decision, the Ministry of Communications must implement the findings adopted by means of legislative amendments, general regulations and directives without delay. Legislative amendments are to be submitted by April 25, 2017, and the aforementioned dedicated team is also to submit its findings by such deadline.

As of the date of this immediate report, neither the Company nor Yes is able to assess whether the recommendations will indeed be fully implemented in legislation and the form and manner of implementation, nor are they able to assess to what degree the aforementioned legislative amendments will affect Yes’s transactions, if and to the extent adopted.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.